

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2012

Via E-mail
Christopher Miglino
Chief Executive Officer
Social Reality, Inc.
479 Rodeo Drive
Beverly Hills, CA 90210

>   **Re: Social Reality, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed January 24, 2012**
>   **File No. 333-179151**

Dear Mr. Miglino:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note you are registering for resale 1,447,107 shares of common stock. Not counting the registration of 1,000,000 shares held by your affiliate, Moises Investment Group, it appears you are registering all of your non-affiliate shares which you issued in a private placement that closed on January 20, 2012. Based on the significant number of non-affiliate shares being registered, it appears you are conducting an indirect primary offering in which the selling stockholders are acting as conduits for the company to create a trading market in the company's securities. We also note you disclose that selling stockholders will sell at a price of $0.8111 per share until a market develops in your shares. However, please refer to Rule 415(a)(4) regarding at-the-market offerings. Under this rule, because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering. Therefore, please fix the offering price for the duration of the entire offering (not until a market develops in your

shares) and identify all of the selling stockholders as underwriters (not may be deemed underwriters).

If you disagree, provide us with a detailed analysis as to why the offering by your nonaffiliated shareholders should be considered a secondary offering. Your analysis should include, but not be limited to, explaining the relationship between the company and selling shareholders, any relationships among the selling shareholders, the manner in which each selling shareholder received the shares, how long the selling shareholders have held their shares, and the dollar value of the shares being registered in relation to the proceeds you received from the selling shareholders for the shares. Please also identify if any of the selling shareholders is in the business of buying and selling securities or confirm that this is not the case.

In the alternative, revise your offering to be more consistent with a bona fide secondary offering.

2.   Please include a Prospectus Summary section highlighting the material aspects of your registration statement.

3.   Please provide audited financial statements as of and for the two years ended December 31, 2011. Refer to Rules 8-02 and 8-08 of Regulation S-X.

Table of Contents

4.   Please include pro forma capitalization and dilution tables reflecting your revised capitalization effective January 1, 2012.

Risk Factors, page 4

General

5.   We note your statements on page 8 that you are subject to federal, state, and foreign laws regarding privacy and protection of member data. Please revise this section and your Risk Factors to address additional regulations related to your business model. Specifically, consider federal regulations by the Federal Trade Commission addressing online advertising and endorsements. Refer to FTC news release dated October 5, 2009 available online at http://www.ftc.gov/opa/2009/10/endortest.shtm that announces the adoption of the Guides Concerning the Use of Endorsements and testimonials in Advertising. The adopting release is available online at: http://www.ftc.gov/os/2009/10/091005endorsementguidesfnnotice.pdf.

Generally, the Guides advise advertisers on how to keep their endorsement and testimonial ads in-line with the FTC Act. Please refer to Item 101(h)(4)(ix) of Regulation S-K and tell us how these governmental regulations affect your business. Specifically, we note example 5 under 16 CFR Sec. 255.1 may apply to you. Please advise and revise accordingly.

6.   In addition, please consider the FTC's action In the Matter of Reverb Communications, Inc., et al. available online at http://www.ftc.gov/os/caselist/0923199/index.shtm. Please advise us as to how this may apply to your business and revise your disclosure accordingly.

7.   Please tell us whether you would be considered a penny stock if a market develops for your shares and revise to include the risks incident to being a penny stock.

We will require additional financing to expand our business, page 4

8.   This risk presented in this factor seems to concern dilution of your shareholders. Please revise to more clearly present this risk in the header/caption. Currently your header/caption concerns the requirement for additional financing.

If we are unable to maintain a good relationship with Facebook…, page 4

9.   We note you generate substantially all of your revenues through Facebook. We also note you have not filed your agreement with Facebook that contains the standard terms and conditions. Please file this material agreement.

10.   We note you disclose Facebook may change how personal information of its users is made available to application developers or restrict how users can share information with their friends on their platform. We also note in early 2010 Facebook changed its policies for application developers regarding use of its communication channels. Please revise to discuss more specifically how Facebook's changes or restrictions affected your business.

Our revenue could decline if we fail to effectively manage our media inventory, page 5

11.   Identify with specificity the "existing advertising space and content," the "acquisition of additional content publishers" and "creation of certain custom applications" to which you refer.

System failures could significantly disrupt our operations …, page 6

12.   We note the disclosure concerning your vulnerable computer systems and servers. We also note that you do not have property and equipment recorded on your balance sheet. Please clarify your disclosure as to whether these systems and servers are located in-house or hosted through third parties, and describe how they are accounted for in the financial statements.

Government enforcement actions, changes in government regulations …., page 8

13. We note your statement at the end of this risk factor that you do not use any form of spam or spyware and that you have policies to prohibit abusive Internet behavior, including prohibiting the use of spam and spyware by your Web publisher partners. Please revise to detail which specific policies apply to which groups of your "Web publisher partners," describing and differentiating distinct subgroups, discuss your monitoring of the Web publisher partners to ensure compliance with your policies, if any, and provide us with your analysis as to the chain of liability as between and among your customers, your publishers and you for any FTC violations under applicable FTC Guides.

Our Business, page 14

General

14. Please revise and expand this section to clearly relay your actions of agency for your online advertising campaigns and programs, as described in your Revenue Recognition section on page 36. Reconcile all disclosure accordingly. Describe the development and management of social media marketing, identifying how your use of publishers fits within this statement. Discuss the agreements you enter into with customers seeking to advertise via your social media-based platform. Include discussion of general terms such as duration and fees, and if the agreements are written.

15. Similarly, discuss the agreements ambassadors, endorsers, and publishers enter into in order to receive cash compensation or other incentives for their participation. Include disclosure of general terms as well as a discussion of any penalties or fees endorsers may face for discontinuing their participation with your platform.

16. Revise your Business section to expand your discussion about your customers. For example, tells us how many customers you estimate you currently have and how they are recruited.

Our Campaigns, page 15

17. We note your use of brand ambassadors. Please explain their role in more detail. That is, address whether you hire ambassadors as consultants or employees. Detail these ambassadors' actions and on what deliverables and metrics you base the compensation you pay them. Explain exactly what you mean by achieving marketing objectives "through a self-replicating viral process." Also, explain whether there are any laws or regulations affecting their endorsements of products and services. In specific, provide an analysis of whether FTC truth-in-advertising rules apply to brand ambassadors.

Our Customers, page 15

18.   We note your discussion of two distinct customer bases: (i) online publishers, and (ii) direct marketers, brand advertisers, and advertising agencies that service these brands. We also note you present certain categories of your products and services such as traditional banner advertising, social engagement advertising, and custom builds. To help investors better understand your business, please explain to which customer bases you mainly sell these categories.

19.   Explicitly state how "engagement" is measured. Explain your use of publishers in "peer to peer referral" and how this method of advertising works exactly. Clarify your use of the word "peer," when the publisher is paid or otherwise compensated. Identify the "tangible results" to which you refer. Detail the steps you take in "arranging and facilitating partnerships with large Facebook applications, etc." Identify the "large Facebook applications" to which you refer. List your proprietary technologies and discuss the steps you take to "create" brand ambassadors for your customers. State how you secure "participants," and what steps they take to "spread the word." Describe "other marketing initiatives" referenced here.

20.   Revise your third paragraph under this section on page 15 to break out all relevant actions taken by you, your "publisher partners," and other parties, stating what results are achieved.

Custom Build, page 18

21.   We note you present examples of custom build advertising but, based on their small font size, the examples are not discernable. Please revise to make clear your examples. Please also provide them to us supplementally.

22.   Detail the "campaign analytics" you collect, and how you ensure compliance with all relevant FTC Guides doing same. Disclose the "tracking and engagement technology you are building. Further, disclose how you "follow" individual promoters and credit them with rewards, identifying the rewards, including the "specific offers" you reference. Discuss the goals they must meet and exactly what qualifies as "sharing," including more specificity with your referenced "various activities, offers and programs," and what you mean by "friends."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Overview, page 22

23.   We note you deliver social media advertising campaigns and programs through Facebook applications and high traffic, targeted websites. Please revise to provide examples of

these applications and websites. We note similar disclosure in the last paragraph on page 14. Please provide consistent disclosure throughout your prospectus.

Results of Operations, page 23

24.   We note your revenues are generally driven by sales of targeted and measurable online advertising campaigns and programs to brand advertisers and advertising agencies which are recognized on a net basis. We also note revenues are driven by revenue from sponsored and custom campaigns. We note your prior disclosure on pages 16 to 18 that describe different categories of your services and products. To help investors better understand your business, please explain which categories align with the different kinds of revenue.

Liquidity and Capital Resources, page 24

25.   We note your equity financing in 2011 for $100,000. We also note your disclosure under Item 15 on page 48. Your equity financing of $100,000 is not apparent from page 48. Please advise and revise as necessary. Also, we note the third bullet point on page 48 discusses a financing of $300,000 which does not appear in the Liquidity section. Please advise and revise.

Executive Compensation, page 26

26.   Please tell us whether Mr. Miglino and Ms. DeRuggiero may set their own compensation because they make up a majority of the board of directors. If so, revise your disclosure to state they may set their own compensation and annual and discretionary bonuses (if any).

27.   Also, because Mr. Miglino and Ms. DeRuggeriro are employees and directors, disclose who will determine whether termination occurred without cause, for good reason, or for cause, death, disability and without good reason.

Certain Relationships and Related Transactions, page 27

28.   We note your disclosure under this section. Please remove this disclosure because, per Instruction 5 to Item 404(a) of Regulation S-K, compensation disclosed under Item 402 for directors and executive officers need not be disclosed.

29.   Please refer to Item 404(d) of Regulation S-K and provide the required disclosure regarding related party transactions. In this regard we note your disclosure in the second and third bullet points under Item 15 on page 48. Please advise whether this disclosure should be presented in this section and whether the consultants should be named as promoters (and if not, why).

30.   We also note disclosure under Note 3—Member's Equity on page 45. Please advise as to whether this disclosure also should be presented under Item 404 (and if not, why).

Item 15. Recent Sales of Unregistered Securities, page 48

31.   Please provide the exact dates of sale of your securities. Refer to Item 701(a) of Regulation S-K.

Report of Registered Public Accounting Firm, page 31

32.   We note that RBSM LLP of New York does not appear to be registered with the PCAOB. Please amend your registration statement to include financial statements which are audited by a firm that is registered with the PCAOB. Refer to PCAOB Rule 2100.

Financial Statements

Revenue Recognition, page 36

33.   We note that you recognize revenues from sales of advertising campaigns and programs "on a net basis as the Company acts as an agent … and the payments to the websites are based on cash actually collected, rather than fees billed."   Please clarify this disclosure, and advise us in detail, so that the nature of what you are recognizing as revenue, including how your fees are determined and how cash flows to the company, is made wholly transparent. Tell us if you collect cash on behalf of your clients and if so, explain how you account for this cash and how you report it in your financial statements.

Accounts Receivable, page 39

34.   We note the significant carrying amounts of your accounts receivable for the periods presented. Tell us your typical billing terms and your collection history with your customers. Include in your response the total amount of the accounts receivable as of September 30, 2011 that has since been collected and provide us an aging schedule as of your most recent balance sheet date. Also explain to us why you believe it is not necessary for you to record an allowance for doubtful accounts.

Income Statement, page 33

Condensed Income Statements, page 40

35.   Revise your unaudited pro forma weighted average shares to reflect the total combined number of shares of Class A and Class B stock outstanding of 12,328,767 as of December 31, 2010 and September 30, 2010.

Condensed Balance Sheets, page 39

36.   Please provide a pro forma balance sheet alongside your most recent historic balance sheet to give effect to your revised capitalization in connection with the conversion to a Delaware corporation.

Exhibit 5.1

37.   The Silvestre Law Group, P.C. opines that it is "of the opinion that the securities being sold pursuant to the Registration Statement are duly authorized and will be, when issued in the manner described in the Registration Statement, legally and validly issued, fully paid and non-assessable." It is our understanding that the shares being registered have already been issued when your private placement closed on January 20, 2012. Please revise as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Raul Silvestre, Esq.